UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)*

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Hajime Kii Managing Director-Global Business Division NTT DOCOMO, INC. Sanno Park Tower 11-1, Nagata-cho 2-chome Chiyoda-ku, Tokyo 100-6150 Japan

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	718252109	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NTT DOCOMO, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,963,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,963,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,963,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 10 (this “Amendment No. 10”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on April 18, 2007, Amendment No. 2 thereto filed with the SEC on June 28, 2007, Amendment No. 3 thereto filed with the SEC on August 1, 2007, Amendment No. 4 thereto filed with the SEC on August 27, 2007, Amendment No. 5 thereto filed with the SEC on November 2, 2007, Amendment No. 6 thereto filed with the SEC on December 26, 2007, Amendment No. 7 thereto filed with the SEC on January 30, 2008, Amendment No. 8 thereto filed with the SEC on July 14, 2011 and Amendment No. 9 thereto filed with the SEC on November 2, 2011, relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D (as amended) remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 10 are defined in the Schedule 13D (as amended). The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On November 17, 2011, JG Summit exercised the put option of the JG Summit Option Agreement, and effective November 25, 2011, DoCoMo will acquire the Option Shares. Upon the acquisition of the Option Shares DoCoMo will beneficially own, in the aggregate, approximately 20.5%, of which DoCoMo will directly own approximately 14.6%, of the voting power attached to the outstanding Common Shares.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares and the Second Additional DoCoMo PLDT Shares), NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and therefore, DoCoMo may be deemed to have beneficial ownership of 43,963,642 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo, of which DoCoMo will directly own 31,330,155 Common Shares. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.

(b) As the registered owner, DoCoMo will have the shared power to vote or dispose or to direct the vote or disposition of the 43,963,642 Common Shares beneficially owned by NTTC and DoCoMo, of which DoCoMo will directly own 31,330,155 Common Shares. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT will have the power to direct the voting or disposition of the Common Shares beneficially owned by DoCoMo.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2011

NTT DOCOMO, INC.

	By:	/s/ Hajime Kii
		Name:	Hajime Kii
		Title:	Managing Director, Global Business Division